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                                                September 27, 1996

To Our Shareholders:

     I am pleased to inform you that on September 20, 1996, Neozyme II Corporation (the "Company") entered into a Purchase Agreement (the "Purchase Agreement") with Genzyme Corporation ("Genzyme") and Neozyme II Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of Genzyme, pursuant to which the Purchaser has commenced a cash tender offer (the "Offer") to purchase all outstanding Units of the Company, each of which consists of one share of Callable Common Stock of the Company (collectively, the "Shares") and a Callable Warrant (collectively, the "Callable Warrants") to purchase two shares of General Division common stock of Genzyme and 0.135 share of Tissue Repair Division common stock of Genzyme, at $45.00 per Unit, net to the seller in cash, without interest. Following the completion of the Offer, or in certain circumstances described herein following the termination of the Offer, upon the terms and subject to the conditions contained in the Purchase Agreement, the Purchaser will cause a transaction (the "Second Step Transaction") pursuant to which Genzyme will acquire, directly or indirectly, all of the remaining securities of the Company in exchange for $29.00 per Share in cash. The Callable Warrants included in the untendered Units will remain outstanding.

     The Board of Directors of the Company, based upon, among other things, the unanimous recommendation of a special committee of the Board consisting of the directors of the Company who are not officers or directors of Genzyme (the "Special Committee"), unanimously has determined that each of the Offer and the Second Step Transaction is fair to, and in the best interests of, the shareholders of the Company, has approved the Offer and the Second Step Transaction and recommends that the shareholders of the Company accept the Offer and tender their Units pursuant to the Offer.

     In arriving at their decisions, the Special Committee and the Board gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Among other things, the Special Committee and the Board considered the opinion of Hambrecht & Quist LLC, the financial advisor to the Special Committee, that, on the basis of and subject to the matters set forth therein, the cash consideration to be received by the shareholders of the Company in exchange for their Units in the Offer and their Shares in the Second Step Transaction is fair to the shareholders of the Company from a financial point of view.

     Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the Offer, is the Purchaser's Offer to Purchase, dated September 27, 1996, together with related materials including a Letter of Transmittal to be used for tendering your Units. These documents set forth the terms and conditions of the Offer and the Second Step Transaction and provide instructions as to how to tender your Units. I urge you to read the enclosed materials carefully.

                                          Very truly yours,

                                          PAUL EDWARDS
                                          President and Treasurer

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